



Zach Schlossberg
We're reshaping the renovation estimating experience @frank-app.com
2mo • Edited •

For those of you who know me well you are likely aware that I was a renovation contractor before I became an industrial designer and business consultant. In my latest venture, I've combined those skills and experiences to form a new construction technology company called Frank.

With Frank, home renovation contractors are able to automatically generate amazingly accurate project estimates during a first consultation with a client. As you might imagine, this is really a game-changer for both homeowners and contractors.

Today I'm reaching out to you with a potential future opportunity to invest in the business.*** We've explained the business in detail over on our Wefunder page so please check out the link below!

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

https://lnkd.in/grfAjcr

Cheers!

UPDATE ELECTRICAL $1,475
INSTALL HOT WATER TAP $875
NEW REFRIGERATOR $1,925
REPLACE CABINETRY $12,400
INSTALL LVT FLOORING $4,960
Welcome, Joy!
SEND TO CLIENT
frank

Invest in Frank App Inc.: Generate detailed remodeling estimates automatically, on-site, and in minutes. | Wefunder

wefunder.com • 3 min read

14

Like Comment Share Send

409 views of your post in the feed